UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE

ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-101399

MQ Associates, Inc.

(Exact name of registrant as specified in its charter)

3480 Preston Ridge Road, Suite 600, Alpharetta, Georgia  30005

770-300-0101

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

12 ¼% Senior Discount Notes due 2012

11 ⅞% Senior Subordinated Notes due 2012

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under

Section 13(a) or 15(d) remains)

                                Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

                Approximate number of holders of record as of the certification or notice date: One (1)

                Pursuant to the requirements of the Securities Exchange Act of 1934, MQ Associates, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 20, 2008	MQ ASSOCIATES, INC.

	By:	/s/ Todd E. Andrews
	Name:	Todd E. Andrews
	Title:	Chief Executive Officer